Filed by Steadfast Apartment REIT, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Steadfast Apartment REIT, Inc.
Commission File No.: 333-258871

On December 8, 2021, the following information was provided to DST, the transfer agent for Steadfast Apartment REIT, Inc., as talking points for the DST call center prior to the consummation of the proposed merger of Steadfast Apartment REIT, Inc. with Independence Realty Trust, Inc.

Steadfast Apartment REIT, Inc. Merger - FAQs

Steadfast Apartment REIT, Inc.’s proposed merger with Independence Realty Trust, Inc.

KEY ITEMS REGARDING THE MERGER

Q: When was the merger proposed?
On July 26, 2021, Steadfast Apartment REIT, Inc., a Maryland corporation (the “Company” or “STAR”), and Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership and subsidiary of the Company (“STAR OP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Independence Realty Trust, Inc., a Maryland corporation (“IRT”), Independence Realty Operating Partnership, LP, a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), and IRSTAR Sub, LLC, a Maryland limited liability company and a wholly-owned subsidiary of IRT (“IRT Merger Sub”). Pursuant to the Merger Agreement, the Company will merge with and into IRT Merger Sub, whereupon the separate existence of the Company will cease and IRT Merger Sub will be the surviving entity and a wholly owned subsidiary of IRT (the “Merger”).

Q: How many shares do I now own of IRT after the Merger?
0.905 shares of IRT Common Stock (defined below) for every share of STAR Common Stock (defined below).
Any fractional shares will be paid in cash to shareholders shortly after the Merger, which is scheduled to close on or before December 16, 2021. Only whole shares will be converted to IRT Common Stock.
At the effective time of the Merger (the “Company Merger Effective Time”), each share of common stock, par value $0.01 per share, of the Company (“STAR Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time (other than certain shares set forth in the Merger Agreement) will be converted automatically into the right to receive 0.905 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of IRT (“IRT Common Stock”), with cash paid in lieu of fractional shares. The Exchange Ratio is fixed, and no change will be made to the Exchange Ratio if the market price of IRT Common Stock changes before consummation of the Merger. Shares of IRT Common Stock issued in connection with the Merger will be listed for trading on the New York Stock Exchange (the “NYSE”).

Q: Will I receive a confirmation of the Merger?
Yes, you will receive a DRS confirmation statement reflecting your new investment position in IRT within approximately a week after the Merger is completed.

Q: When can I expect my first distribution?
As a new IRT stockholder, former STAR stockholders will be paid distributions as declared by the IRT board of directors. IRT distributions are typically paid on a quarterly basis. The declaration of dividends on IRT Common Stock is subject to the discretion of IRT’s board of directors and depends upon a broad range of factors.

Q: Are my distribution payment instructions remaining the same?
Yes, your distribution instructions should remain the same as they were for STAR. However, IRT does not currently participate in a dividend reinvestment program (DRIP).

Q: Who should I contact now with questions on my investments and investor statements?
Your questions can be answered by calling AST Financial, IRT’s Transfer Agent, directly. The number to call with questions will remain the same as it is today: 888-223-9951.
AST's Call Center is open Monday through Friday, 8AM to 8PM ET.
Shareholder Services:
Transfer Agent
American Stock Transfer & Trust Company, LLC
3rd Floor, 6201 15th Avenue
Brooklyn
New York, NY 11219
888.223.9951
Website:
https://www.irtliving.com/
https://www.astfinancial.com/
Email Inquiries:
help@astfinancial.com
Q: Where can I login to view my new account?
You will need to create a new login through AST’s investor portal. You will receive detailed instructions on how to login to view your account holdings online along with your DRS Statement.
https://www.astfinancial.com/login

Q: If I need to transfer my shares, how do I find the necessary forms?
https://www.astfinancial.com/us-en/knowledge-center/forms/

Q: How can I sell my shares?
As IRT is traded publicly on the NYSE, you can initiate trades through your brokerage firm or custodian.

Q: Is the Merger taxable?
The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the closing of the Merger is conditioned on the receipt by each of IRT and STAR of an opinion by their respective counsel that the Merger will qualify as a tax-free reorganization within the meaning of Section 368 of the Code. Assuming that the Merger qualifies as a reorganization, U.S. holders of STAR Common Stock will not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of IRT Common Stock in exchange for shares of STAR Common Stock, except with respect to gain or loss attributable to the receipt of cash in lieu of a fractional share of IRT Common Stock. Further information about the material U.S. federal income tax consequences of the Merger to holders of STAR Common Stock is included in the registration statement on the Form S-4 filed by IRT with the SEC on August 17, 2021, in connection with the Merger under the heading "Material U.S. Federal Income Tax Consequences." The Form S-4 is available on the Securities and Exchange Commission’s EDGAR website (www.sec.gov/edgar). Stockholders should read that disclosure and consult their own tax advisors to determine the tax implications of the Merger.

Q: How will my tax basis in the IRT Common Stock that I receive in the Merger be calculated?
In general, the tax basis in the shares of STAR Common Stock will carry over to the shares of IRT Common Stock received in the Merger. IRT will file an IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities, in connection with the Merger, which will contain additional information regarding the determination of tax basis in the shares of IRT Common Stock that you will receive in the Merger. The Form 8937 will be available on IRT’s website, on the Investor Relations page.

Q: Will I receive an information return as a result of the Merger?
You will not receive an information return with respect to the Merger consideration. However, you will receive an IRS Form 1099 for STAR dividends paid in 2021. In addition, you will receive an IRS Form 1099 for any dividends IRT will pay to you in 2021.

Q: Where can I find out more information about Independence Realty Trust (IRT)?
By accessing the following link on IRT’s website: https://www.irtliving.com/

Forward-Looking Statements

The information in this communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which STAR and IRT operate and beliefs of and assumptions made by STAR and IRT management, involve uncertainties that could significantly affect the financial results of STAR or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to certain actions to be taken by STAR and IRT in connection with the closing of the merger and anticipated benefits of the merger. All statements that address financial and operating performance, events or developments that STAR expects or anticipates will occur or be achieved in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although STAR and IRT believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither STAR nor IRT can give any assurances that such expectations will be attained. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: STAR’s and IRT’s ability to complete the merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and lender consents and satisfaction of other closing conditions to consummate the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting the attention of STAR and IRT management from ongoing business operations; failure to realize the expected benefits of the merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the proposed merger, including resulting expense or delay; the risk that STAR’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the merger; effects relating to the announcement of the merger or any further announcements or the consummation of the merger on the market price of IRT common stock; the possibility that, if IRT does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT common stock could decline; the value of STAR could decline; general adverse economic and local real estate conditions; the inability of residents to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; adverse changes in financial markets that result in increases in interest rates and reduced availability and increased costs of capital; increases in operating costs and real estate taxes; changes in the dividend policy for IRT common stock or IRT’s ability to pay dividends; changes in the distribution policy for STAR or STAR's ability to pay distributions; impairment charges; unanticipated changes in IRT’s intention or ability to prepay certain debt prior to maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19) and its variants; and other risks and uncertainties affecting STAR and IRT, including those described from time to time under the caption “Risk Factors” and elsewhere in STAR’s and IRT’s SEC filings and reports, including IRT’s Annual Report on Form 10-K for the year ended December 31, 2020 and subsequently filed Quarterly Reports on Form 10-Q, STAR’s Annual Report on Form 10-K for the year ended December 31, 2020 and subsequently filed Quarterly Reports on Form 10-Q, and future filings and reports by either company. Moreover, other risks and uncertainties of which STAR and IRT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by STAR and IRT on their respective websites or otherwise. Neither STAR nor IRT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.